U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

Commission File Number: 001-34661

DEHAIER MEDICAL SYSTEMS LIMITED

Dehaier Medical Systems Limited

Room 501, 83 Fuxing Road

Haidian District, Beijing 100856

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Explanatory Note:

On February 22, 2016, the Registrant’s management and Board of Directors agreed to focus the Registrant’s business interests on new mobile medical devices, and decided to discontinue their traditional medical device business interest. The traditional medical device line of business included assembly and sales of X-ray machines, anesthesia machines, monitoring devices, general medical products, and oxygen generators. The mobile medical device business will focus on the development of the Company’s remaining product line, inclusive of products such as the second generation ventilator, general medical products (such as laryngoscope), compressor products, sleep respiratory products, and wireless medical devices. As part of their decision to discontinue its traditional medical device business, the Registrant reevaluated its prior beliefs and estimates about certain assets as of 2014.

The Board of Directors of the Registrant concluded that the audited consolidated financial statements for the year ended December 31, 2014 included in the Registrant’s Annual Report on Form 20-F, originally filed with the Securities and Exchange Commission on April 30, 2015 (the “Original Filing”), should no longer be relied upon due to an understatement of bad debt allowances for accounts receivable and other receivables, an overstatement of prepayments and carrying value of long-lived assets and an inadequate reserve on inventory.

As a result, management determined that a fair presentation of the Registrant’s financial statements in light of the 2016 decision to classify traditional medical device operations as discontinued required the Company to increase bad debt allowances for accounts receivable and other receivables, to write down some prepayments, to place increased reserve on inventory due to obsolescence, and to write down the carrying value of long-lived assets to the fair value less disposal cost. These error corrections will be presented as restatements, in addition to presenting the traditional medical device business as a discontinued operation, as determined by the Company’s management and Board of Directors.

Management and the Registrant’s Board of Directors discussed this matter with the Registrant’s independent registered public accounting firm.

On July 15, 2016, the Registrant filed its Annual Report on Form 20-F for the year ended December 31, 2015, which includes restated financial statements for the year ended December 31, 2014.

In the restated 2014 financial statements, the Registrant has reclassified the net loss attributable to Dehaier Medical Systems Limited of previously reported fiscal year 2014 by approximately $25.30 million, including an increased impairment and allowance accrued for the assets of discontinued operation by approximately $26.43 million to discontinued operations. The basic and diluted losses per share increased by $4.59 and $4.52, respectively, as compared to the previously reported amounts for fiscal year 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEHAIER MEDICAL SYSTEMS LIMITED

July 15, 2016	By:	/s/ Ping Chen
Ping Chen
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer